Exhibit 99.3

Assertion of Management of Wells Fargo Financial, Inc.

As of December 31, 2005 and for the period from June 16, 2005 through December 31, 2005, Wells Fargo Financial, Inc. has complied in all material respects with the following minimum servicing standards related to servicing of the Wells Fargo Financial Auto Owner Trust 2005-A portfolio:

I.              CUSTODIAL BANK ACCOUNTS

A.            Reconciliations have been prepared on a monthly basis for all custodial bank accounts and related bank clearing accounts.  These reconciliations are:

1.             mathematically accurate;

2.             prepared within forty-five (45) calendar days after the cut-off date;

3.                                       reviewed and approved by someone other than the person who prepared the reconciliation; and

4.                                       documented sufficiently to provide explanations for reconciling items.  These reconciling items have been resolved within ninety (90) calendar days of their original identification.

B.            Funds of the servicing entity have been advanced, if necessary, in cases where there was an overdraft in an investor’s or a borrower’s account.

C.            Each custodial account is maintained at a federally insured depository institution in trust for the applicable investor.

II.            AUTO LOAN PAYMENTS

A.            Auto loan payments have been deposited into the custodial bank accounts and related bank clearing accounts within two (2) business days of receipt.

B.            Auto loan payments made in accordance with the borrower’s loan documents have been posted to the applicable records within two (2) business days of receipt.

C.            Auto loan payments have been allocated to principal, interest, or other items in accordance with the borrower’s loan documents.

D.            Auto loan payments identified as loan payoffs have been allocated in accordance with the borrower’s loan documents.

III.           DISBURSEMENTS

A.            Disbursements made via wire transfer on behalf of a borrower or investor have been made only by authorized personnel.

B.            Disbursements made on behalf of a borrower or investor have been posted on the payment date as set forth in the Sale and Servicing Agreement to the investors’ records maintained by the servicing entity.

C.            Amounts remitted to investors per the servicing entity’s investor reports agree with the wires and bank statements.

IV.           INVESTOR ACCOUNTING AND REPORTING

A.            The servicing entity’s investor reports agree with, or reconcile to, investors’ records on a monthly basis as to the total unpaid principal balance and number of loans serviced by the servicing entity.

V.            DELINQUENCIES

A.            Records documenting collection efforts have been maintained during the period a loan is in default and have been updated at least monthly.  Such records describe the servicing entity’s activities in monitoring delinquent loans.

VI.           INSURANCE POLICIES

A.            A professional liability policy has been in effect on the servicing entity throughout the reporting period in the amount of $50 million.

By:	/s/ Eric T. Torkelson	By:	/s/ Dean R. Anderson
Name:	Eric T. Torkelson	Name:	Dean R. Anderson
Title:	Senior Vice President and Controller	Title:	Vice President

March 3, 2006